NOTICE TO THE MARKET

NU HOLDINGS LTD.

Grand Cayman, Cayman Islands, April 20, 2023 - Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU | B3: NUBR33) hereby informs its shareholders and the market that it has filed today, April 20, its Annual Report on Form 20-F (“Form 20-F”) with the U.S. Securities and Exchange Commission ("SEC"). This document refers to the fiscal year ended December 31, 2022.

The documents have been posted on our Investor Relations website: https://www.investidores.nu/en/.

Company shareholders may receive a hard copy of the Form 20-F, which contains our complete audited financial statements, free of charge, upon request. Requests should be directed to: investors@nubank.com.br

Investor Relations
Jörg Friedemann

investors@nubank.com.br

 Media Relations
Leila Suwwan
press@nubank.com.br